19--Indy Annestesia
Bay Filly; Feb 27, 2019

			Gone West, 84 b
		Speightstown, 98 ch	Silken Cat, 93 ch
	Munnings, 06 ch		Holy Bull, 91 gr
Unnamed		La Comete, 96 ch	La Gueriere, 88 ch
Foaled in Kentucky			Seattle Slew, 74 dk b/
	Indy Annestesia, 08 dk b/	A.P. Indy, 89 dk b/	Weekend Surprise, 80 b
			Indian Charlie, 95 b
		Two Trail Sioux, 01 b	Quiet Trail, 94 b

By **MUNNINGS** (2006). Stakes winner of $742,640, Woody Stephens S. **[G2]** (BEL, $150,000), etc. Sire of 7 crops of racing age, 668 foals, 418 starters, 36 stakes winners, 296 winners of 921 races and earning $30,477,521 USA, including I'm a Chatterbox ($2,354,454, Cotillion S. **[G1]** (PRX, $564,000), etc.), Om (to 7, 2019, $1,355,082, Del Mar Derby **[G2]** (DMR, $150,000), etc.), Wings Locked Up (to 7, 2019, $645,132, Frontier Utilities Turf Sprint S. (HOU, $45,000), etc.), El Deal ($575,025, Alfred G. Vanderbilt H. **[G1]** (SAR, $210,000), etc.), Catalina Red ($549,885, Churchill Downs S. **[G2]** (CD, $297,600), etc.), Proforma ($509,490, Kentucky Downs Turf Sprint S. **[G3]**-ncr, 6 1/2 furlongs in 1:15.72 (KD, $300,700), etc.), Chief Cicatriz (to 7, 2020, $507,845, Aristides S. **[G3]** (CD, $60,760), etc.).

1st dam
INDY ANNESTESIA, by A.P. Indy. 2 wins at 4, $72,941. Dam of 4 foals, 2 to race, 2 winners--
    Ocean Fury (c. by Stormy Atlantic). 3 wins at 3, 2019 in NA , $114,636 (USA), 3rd Let It Ride S. -R (DMR, $9,252).
    A l Initiative (g. by Artie Schiller). Winner at 4, 2019, $45,232.
    Unnamed (f. by Munnings).

2nd dam
TWO TRAIL SIOUX, by Indian Charlie. 6 wins in 12 starts at 3 and 4, $664,960, Fleur de Lis H. **[G2]** (CD, $204,600), Bayakoa S. [L] (OP, $60,000), 2nd Delaware H. **[G2]** (DEL, $200,000), 3rd Personal Ensign S. **[G1]** (SAR, $40,000). Dam of 6 winners--
    Cheyenne Pass (g. by Smart Strike). 9 wins, 3 to 7, $134,252, 2nd Barksdale S. (LAD, $10,000).
    Indy Annestesia (f. by A.P. Indy). See above.
    Ghostwalking (g. by Ghostzapper). 19 wins, 3 to 11, placed at 12, 2019, $380,795(USA).
    Scout Leader (g. by A.P. Indy). 5 wins, 3 to 7, $222,251.
    Two Taps (f. by Tapit). Winner at 3 and 4, $136,070.
    Cafe Crown (c. by Mineshaft). 2 wins in 3 starts at 3, 2019 in JPN, $119,148 (USA).
    Eisha Flower (f. by Distorted Humor). Placed in 2 starts at 3 in ENG.

3rd dam
Quiet Trail, by Quiet American. 4 wins, 3 to 5, $145,500, 3rd Monmouth Beach S. [L] (MTH, $6,000). Half-sister to **Timely Change** ($86,544, 2nd Angelo Testa S. (HIA, $5,390)), **Exert** ($79,745, 3rd Claiming Crown Rapid Transit S. -R (CBY, $10,000), sire), **Amoramente** ($37,004, 3rd Georgia Thoroughbred Owners and Breeders Association Oaks -R (CRC, $5,500)). Dam of 3 winners--
    TWO TRAIL SIOUX (f. by Indian Charlie). Black type winner, see above.
    Quiet Maria (f. by Maria's Mon). Winner at 2 and 4, $64,375. Producer.
    Tempt the Tiger (c. by Deputy Commander). Winner at 4, $29,630. Sire.

4th dam
UNENDING LOVE, by Dixieland Band. Unraced. Sister to **RAMPART ROAD** ($316,363, Beulah Park Budweiser Breeders' Cup H. (BEU, $47,400), etc., sire), half-sister to **FAPPIANO ROAD** ($85,871, Alumni Horace Wade Memorial S. (RD, $18,000), sire), **Midnight Cousins** ($123,552, 3rd Man o' War S. **[G1]**). Dam of 8 winners, including--
    Quiet Trail (f. by Quiet American). Black type placed winner, see above.
    Timely Change (c. by Time for a Change). 6 wins at 3 and 5, $86,544, 2nd Angelo Testa S. (HIA, $5,390).
    Exert (c. by Roy). 5 wins, 3 to 5, $79,745, 3rd Claiming Crown Rapid Transit S. -R (CBY, $10,000). Sire.
    Amoramente (f. by Repriced). Winner at 3, $37,004, 3rd Georgia Thoroughbred Owners and Breeders Association Oaks -R (CRC, $5,500).
    Abiding (f. by Dynaformer). Unraced.
        ABIDING STAR (g. by Uncle Mo). 12 wins, 3 to 6, 2019, $569,065, Parx Derby (PRX, $60,000),

19--Indy Annestesia
Bay Filly; Feb 27, 2019

Neshaminy S. (PRX, $56,400), Private Terms S. (LRL, $45,000), 2nd Red Bank S. **[G3]** (MTH, $20,000), Glasgow S. (DEL, $20,000), etc.

Me and Mr. C (g. by Khozan). Winner at 2, placed at 3, 2020, $54,150, 2nd Howard County S. (LRL, $20,000).

Star Brisingamen (f. by Maria's Mon). Unplaced in 2 starts in BRZ.

=ENERGIA DAVOS (BRZ) (g. by Torrential). 6 wins, 3 to 8 in BRZ and ENG, placed at 6 and 7 in UAE, $337,183 (USA), Grande Premio Linneo de Paula Machado-Grande Criterium **[G1]**, Grande Premio Jose Buarque de Macedo **[G3]**, Darley S. **[G3]**, James Seymour S. [L], 2nd Coral App Download From The App Store Quebec S. [L], etc.